Exhibit 11

MESTEK, INC.

SCHEDULE OF COMPUTATION OF EARNINGS PER COMMON SHARE

	Three-months ended March 31,
	2006	2005
	(dollars in thousands, except earnings per common share),

Net Income (Loss) from Continuing Operations	$ 226	($115)

Net Income of Discontinued Business	---	$1,454

Net Income	$226	$1,339

Basic Earnings (Loss) Per Common Share:
Continuing Operations	$0.03	($0.02)
Discontinued Operations	---	0.17
Net Income	$0.03	$0.15

Basic Weighted Average Shares Outstanding	8,732	8,600

Diluted Earnings (Loss) Per Common Share:
Continuing Operations	$0.03	($0.02)
Discontinued Operations	---	0.17
Net Income	$0.03	$0.15

Diluted Weighted Average Shares Outstanding	8,732	8,652